

Mail Stop 4546

July 6, 2017

<u>Via Email</u>
Laura Clague
Chief Financial Officer
Retrophin Inc.
3721 Valley Centre Drive, Suite 200
San Diego, CA

> **Re: Retrophin Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-36257**

Dear Ms. Clague:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business

Products on the Market: Chenodal (chenodiol tablets), page 6

1. We note your disclosure on page 7 that you are working to obtain FDA approval of Chenodal for the treatment of CTX. Please tell us the process required to obtain such FDA approval and where you stand in that process.

Acquisition of Liquid Ursodeoxycholic Acid (L-UDCA), page 8

2. In future filings, please disclose the material terms of the asset purchase agreement with Asklepion, including the following as may be applicable:
   - Each parties' rights and obligations;
   - Royalty term; and
   - Payment provisions, which may include the following:

       o Up-front or execution payments paid;
       o Aggregate amounts paid to date;
       o Aggregate future potential milestone payments to be paid; and
       o Royalty rate (or range).

Intellectual Property, page 9

3. Please tell us whether you have patent protection for Cholbam. To the extent you have patent protection for Cholbam, please confirm that you will disclose the following in future filings:
   - The number of patents granted and patent applications pending in the U.S. and foreign jurisdictions;
   - Whether the patents are owned or licensed from third parties;
   - The type of patent protection, such as composition of matter, use or process;
   - Patent expiration dates;
   - Identification of applicable jurisdictions; and
   - Whether there are any contested proceedings and/or third-party claims.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 45

4. Given the significant increase in product revenues and the existence of government rebates and chargebacks and prompt pay discounts, please provide us with a roll forward of the accrual for each estimate for fiscal year ended December 31, 2016 showing the following:
   - Beginning balance,
   - Current provision related to sales made in current period,
   - Current provision related to sales made in prior periods,
   - Actual returns or credits in current period related to sales made in current period,
   - Actual returns or credits in current period related to sales made in prior periods, and
   - Ending balance.

Notes to Consolidated Financial Statements
Note 3. Business Combination and Divestiture of Assets, page F-13

5. As it pertains to your acquisition of Liquid Ursodeoxycholic Acid (L-UDCA) from Asklepion during June of 2016, please provide us with the following information:
   - How the "purchase method of acquisition" as opposed to the acquisition method is an appropriate recognition method under GAAP. Refer to ASC 805-10-05.
   - A full accounting analysis that supports your acquisition as a business combination and not as an asset acquisition. Address ASC 805-10-55-4 through 55-9 in your response.

<u>Entity Wide Disclosure Information</u>

6. Please provide us the amount of revenue for each of your marketed products by year for the years ended December 31, 2014, 2015 and 2016, and tell us why you do not disclose this information in your financial statements. Refer to ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202)-551-6553 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance